Exhibit 99.2

Fortuna Reports Voting Results of its 2025 Annual General Meeting of Shareholders

Vancouver, June 26, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces the voting results from its 2025 annual general meeting of shareholders held earlier today.

A total of 188,888,907 common shares were represented at the meeting, accounting for 61.54% of Fortuna’s issued and outstanding shares as of the record date. Shareholders voted in favor of all matters of business, including the appointment of auditors and the election of all director nominees listed in the Company’s Management Information Circular dated May 1, 2025.

Detailed results of the vote for the election of directors are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jorge A. Ganoza	159,475,985	99.48%	831,198	0.52%
David Laing	154,870,542	96.61%	5,436,641	3.39%
Mario Szotlender	154,344,778	96.28%	5,962,405	3.72%
David Farrell	148,807,290	92.83%	11,499,893	7.17%
Alfredo Sillau	158,876,299	99.11%	1,430,884	0.89%
Kylie Dickson	159,252,340	99.34%	1,054,844	0.66%
Kate Harcourt	159,513,569	99.50%	793,615	0.50%
Salma Seetaroo	159,228,957	99.33%	1,078,227	0.67%

The Company’s Voting Results Report has been filed under Fortuna’s profile on SEDAR+ and will be filed immediately after under Fortuna’s profile on EDGAR.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit www.fortunamining.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

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